Filed by Blum Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Unrivaled Brands, Inc.

Exchange Act File No.: 000-54258

Unrivaled Brands Files S-4; Announces Corporate Reorganization to become Blüm

SANTA ANA, Calif., Oct. 10, 2023 (GLOBE NEWSWIRE) - Unrivaled Brands, Inc. (OTCQB: UNRV) (“Unrivaled,” “Unrivaled Brands,” or the “Company”), a Nevada cannabis company with operations throughout California, announced today that it intends to implement a reorganization in which a new Delaware holding company, Blum Holdings, Inc. (“Blüm”), would become the publicly traded holding company of Unrivaled Brands and its subsidiaries (the “Reorganization”). Subject to approval of the Reorganization by Unrivaled’s stockholders at the 2023 Annual Meeting of Stockholders (the “Annual Meeting”), and certain other customary conditions, Unrivaled expects that the Reorganization will be completed in the fourth quarter of 2023.

In the Reorganization, each outstanding share of Unrivaled’s common stock and Series V Preferred Stock would be exchanged automatically on a one-for-one basis for a share of common stock and Series V Preferred Stock, respectively, of Blüm. Any outstanding securities convertible or exercisable for shares of Unrivaled common stock will become securities convertible or exercisable for shares of Blüm common stock. The directors and executive officers of Blüm will be the same as those for Unrivaled and the business operations will continue from current office locations and companies.

The Reorganization is intended to be a tax-free transaction for U.S. federal income tax purposes for Unrivaled and its stockholders.

In connection with the Annual Meeting, the Unrivaled stockholders will also be asked to approve, among other proposals, a reverse stock split of Unrivaled’s common stock at a ratio determined by the Board of Directors of Unrivaled in the range between a 1-for-70 to 1-for-100 (the “Reverse Stock Split”). If approved by Unrivaled’s stockholders, the Reverse Stock Split would be implemented immediately prior to the Reorganization. As a result of the Reorganization, the current stockholders of Unrivaled would become stockholders of Blüm with the same number and percentage of shares of Blüm as they held in Unrivaled immediately prior to the Reorganization, subject to any changes from the implementation of the Reverse Stock Split.

Additional Information and Where to Find It

In connection with the Reorganization, Blüm has filed a registration statement on Form S-4 that includes a preliminary proxy statement of Unrivaled Brands and a preliminary prospectus of Blüm, and Unrivaled Brands and Blüm may file with the SEC other relevant documents in connection with the proposed Reorganization. UNRIVALED BRANDS’ STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE REORGANIZATION. Investors may obtain a free copy of the registration statement on Form S-4 and the definitive proxy statement/prospectus, when filed, as well as other filings containing information about Unrivaled Brands, Blüm and the Reorganization, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the registration statement on Form S-4 and the definitive proxy statement/prospectus, when filed, as well as other filings containing information about Unrivaled Brands, Blüm and the Reorganization can be obtained without charge by sending a request to Unrivaled Brands, Inc., 3242 S. Halladay Street, Suite 202, Santa Ana, California 92705; by calling 678-570-6791; or by accessing them on Unrivaled Brands’ investor relations web page at https://ir.unrivaledbrands.com/sec-filings.

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Although a registration statement on Form S-4 relating has been filed with the Securities and Exchange Commission it has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Participants in the Solicitation

Unrivaled Brands and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Unrivaled Brands’ stockholders in connection with the Reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in Blüm’s registration statement on Form S-4 that includes a preliminary proxy statement of Unrivaled and a preliminary prospectus of Blüm and will be included in the definitive proxy statement/prospectus and other relevant documents that Unrivaled and Blüm have filed, and intend to file, with the SEC in connection with the Reorganization. Copies of these documents can be obtained without charge as described in the preceding paragraph.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Blüm, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933.

About Unrivaled Brands

Unrivaled Brands is a company focused on the cannabis sector with operations in California. Unrivaled Brands operates four dispensaries and direct-to-consumer delivery, a cultivation facility, and several leading company-owned brands. Korova, an Unrivaled Brand, is known for its high potency products across multiple product categories, including the legendary 1000 mg THC Black Bar.

For more info, please visit: https://unrivaledbrands.com.

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Cautionary Language Concerning Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations, or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. The Company uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on the Company’s expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors.

New factors emerge from time-to-time and it is not possible for the Company to predict all such factors, nor can the Company assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Risks include the risk that we may not obtain the expected benefits of the Reorganization; the Reorganization may result in substantial costs whether completed or not; as a holding company, Blüm will be dependent on the operations and funds of its subsidiaries; our business relationships may be subject to disruption; changes in legislation or regulations may change the tax consequences of the Reorganization; and even with stockholder approval, the Reorganization may not be completed. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to the Company as of the date of this release. The Company undertakes no obligation to update such forward-looking statements to reflect events or circumstances after the date of this release.

Contact:

Jason Assad

LR Advisors LLC.

jassad@unrivaledbrands.com

678-570-6791

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